SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
525 UNIVERSITY AVE #1100
PALO ALTO, CA 94301

                                                                                                                                         July 10, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Attention:        Mr. Daniel F. Duchovny

Re:	Forward Industries, Inc. (the "Company")
Soliciting Materials filed pursuant to Rule 14a-12 by Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine, and Darryl Keys
Filed July 1, 2014
File No. 001-34780

Dear Mr. Duchovny:

On behalf of Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine, and Darryl Keys, we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated July 2, 2014, relating to the solicitation materials filed with the SEC pursuant to Rule 14a-12 on July 1, 2014 (the “July 1 Materials”).

The numbered paragraphs of this letter correspond to the Staff's letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italicized type below and provided responses immediately following each of the Staff's comments.

Soliciting Materials Filed July 1, 2014

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

your statement that “through its past actions, the Board has lost credibility with shareholders and lacks the mandate to continue to serve as stewards of the shareholders’ capital ahead of the 2014 Annual Meeting.”

Response:  In response to the Staff’s comment, Mr. Wise respectfully submits that he believes he has a reasonable basis for making this statement.  Mr. Wise owns 19.6% of the Company's common stock.  In his capacity as a shareholder, Mr. Wise believes that the past actions of the Board, as presently constituted under Chairman Johnson's leadership, indicate a lack of independence on the Board and undermine its credibility as a body acting in the best interests of shareholders.  As discussed in the July 1 Materials, these past actions include the following matters:

•
the investment of nearly $2 million in Chairman Johnson's private investment vehicle LaGrange Capital Administration, LLC ("LaGrange Capital"), for which Mr. Johnson receives a 1% asset-based fee and a 20% performance fee, and which resulted in Forward recognizing approximately $722,000 of net investment losses in fiscal year 2013.

•	the issuance of a new series of 6% senior convertible preferred stock to Mr. Johnson and others, including another director—and former LaGrange Capital partner—Tim Gordon.

•
the 500% increase in rent payable to Mr. Johnson's company, LaGrange Capital, two months after the initial lease had been agreed and, to Mr. Wise's knowledge after inquiring with other directors, for no additional consideration.

•	the Board's failure to address or respond to the concerns Mr. Wise has raised regarding Mr. Johnson's dealings with the Company and lack of independence in numerous letters over the past seven months.

Furthermore, following Mr. Wise's press release, as set forth in the July 1 Materials, he has been in contact with a number of fellow shareholders, representing at least 10% of the Company's common stock, who have indicated they share his concerns and do not support the current Board.  Given the significant percentage of the Company's shareholder base that shares Mr. Wise's concerns, he believes that the Board as currently composed lacks shareholder support to engage in any dilutive or other extraordinary transaction without shareholder approval in advance of the 2014 Annual Meeting.

your belief that the company’s investment with LaGrange Capital Administration and the associated strategy “is an unreasonable and inappropriate use of corporate funds that benefits Mr. Johnson at the expense of Forward’s shareholders.”

Response:  In response to the Staff's comment, Mr. Wise  respectfully submits that he believes he has a reasonable basis for making this statement.  As discussed above and in the July 1 Materials, the Company has invested nearly $2 million in Mr. Johnson's private investment vehicle, LaGrange Capital, for which Mr. Johnson receives a 1% asset-based fee and a 20% performance fee, and which resulted in Forward recognizing approximately $722,000 of net investment losses in fiscal year 2013. It is the opinion of Mr. Wise that both the magnitude of the investment placed with LaGrange Capital—over 15% of the Company's market capitalization1—and the amount of losses sustained—over 7% of the Company's market capitalization—are unusual given the Company's size and an indication that such investment strategy is deeply flawed.  Mr. Wise submits that this investment strategy has benefited Mr. Johnson by providing significant capital and additional revenue streams to LaGrange Capital, of which he is the beneficial owner and managing member, while resulting in a significant loss of capital for the Company.

Furthermore, it is Mr. Wise's belief that the 20% performance based fee to which LaGrange Capital is entitled is unreasonable in that it is significantly above market average for such investment arrangement.  As reported by The Economist, performance-

1  As of July 8, 2014, the Company had a market capitalization of approximately $10,245,580. Source: Nasdaq.

based fees have declined precipitously from a high of approximately 18.5% in 2007 to approximately 17% at present.

Please provide us the support for…your references to Mr. Johnson’s “relentless self-dealing” and Mr. Garrett’s “weak management.”

Response:  In response to the Staff's comment, Mr. Wise  respectfully submits that he believes he has a reasonable basis for making this statement. As set forth in the July 1 Materials, Mr. Johnson (and his private investment company LaGrange Capital) have engaged in a series of related-party transactions with the Company that Mr. Wise believes represent a pattern of self-dealing.

As discussed above, Mr. Johnson has overseen the investment of a substantial portion of the Company's limited capital reserves with his investment company, LaGrange Capital. In June 2013, Mr. Johnson promoted and participated in the issuance and sale of a new series of 6% senior convertible preferred stock and warrants at market value, with preferential dividend, governance and liquidation rights that materially impact the rights of the Company's common stockholders. As indicated on Mr. Johnson's Schedule 13D/A, as filed on February 24, 2014, Mr. Johnson acquired 76,335 shares of Convertible Preferred Stock, then convertible into 81,520 shares of common stock (representing almost 1% of the then outstanding capital stock) and a warrant currently exercisable to purchase 76,335 shares of common stock in connection with such issuance. As a result of this issuance, Mr. Johnson, Mr. Gordon and the other preferred stockholders are entitled to a 6% cumulative dividend, and have the right to demand a so-called liquidation payment (currently equal to $1,275,000)  upon certain events, including a change in the composition of a majority of the Board as a result of a proxy contest.  In addition, in February 2014, the Company agreed to lease office space for CEO Robert Garrett from Mr. Johnson's private company, LaGrange Capital,  for $2,500 per month (or $30,000 per annum).  On April 1, 2014, the Company agreed to increase the rent payable to LaGrange Capital to $12,700 per month, or $152,400 per annum. To Mr. Wise's knowledge, after inquiring with the other directors, the Company received no additional consideration for this rent increase.

Mr. Wise believes that Mr. Garrett's weak management is reflected by his acquiescence to these interested transactions and failure to exercise his managerial discretion in impeding these transactions despite the evident cost to the Company. Mr. Wise also believes that Mr. Garrett's weak management is reflected in the Company's poor stock performance and depleted capital reserves. Forward's stock today is worth 43.04% less than it was on March 30, 2012, the last day of trading before Mr. Garrett became Co-Chief Executive Officer. During this time, the Company's balance sheet value (i.e., total assets less total liabilities) has fallen significantly—dropping from $15,944,692 as at March 31, 2012 (the last reporting date prior to Mr. Garrett's appointment as Co-CEO) to $10,076,759 as at March 31, 2014 (a nearly 37% decline in less than two years). Over the same period, there has also been a significant decline in cash reserves. Forward's reported cash and cash equivalents (including marketable securities) have dropped from $9,719,455 as of March 31, 2012 to $7,351,549 as of March 31, 2014.

2  See Fees for hedge funds and private equity: down to 1.4 and 17, The Economist, Feb. 8, 2014.
3  The Company reported cash and cash equivalents (including marketable securities) of $7,351,549 as of March 31, 2014 in its Form 10-Q for the three-month period ended March 31, 2014.
4  Total shareholders' equity as reported in the Company's Form 10-Q for the three-month periods ended March 31, 2012 and March 31, 2014, respectively.
5  As reported in the Company's Form 10-Q for the three-month periods ended March 31, 2012 and March 31, 2014, respectively.

This represents a reduction in cash and cash equivalents (including marketable securities) of $2,367,906, or a 24.36% decline.

Please provide us the support for…your belief that management “may undertake a dilutive capital raise, or other extraordinary action to disenfranchise shareholders…”

Response:  In response to the Staff's comment, Mr. Wise  respectfully submits that he believes he has a reasonable basis for making this statement. As explained by the Company in its Form 10-K for 2013, the Board has the ability to issue authorized but unissued shares of preferred stock without shareholder approval, which "could be used to impede takeovers of the Company … or make it more difficult for a third party to gain control of Forward." On June 13, 2014, the Company issued a press release in which it claimed that Mr. Wise seeks to "gain 'creeping control'" of the Company.  Although Mr. Wise denies the claims set forth in the Company's press release, he believes that the Company's allegations, together with the public disclosure set forth in its last 10-K, indicate a reasonable likelihood that the Company will seek to engage in a dilutive capital raise or similar transaction to impede his efforts to replace the Board.

Mr. Wise has also inferred a prospective dilutive capital raise or other extraordinary action based upon prior events that in Mr. Wise's opinion underscore action which have the effect of entrenchment at the Board level, including:

•	the adoption of a shareholder rights agreement ("poison pill") in April 2013 aimed at preventing the acquisition of more than 20% of the Company's outstanding stock;

•
the previous designation and issuance of 6% convertible preferred stock in June 2013 to Mr. Johnson, Mr. Gordon and others, which provides them and the other preferred stockholders the right to demand a so-called liquidation payment (currently equal to $1,275,000) upon certain events, including a change in the composition of a majority of the Board as a result of a proxy contest; and

•
the change of control provisions set forth in CEO Robert Garrett's employment contract, under which Mr. Johnson no longer serving as Chairman of the Board constitutes a "Change of Control", thereby entitling Mr. Garrett to 12 months' severance and benefits if his employment is terminated without "Cause" or for "Good Reason" (as defined therein) within one year of Mr. Johnson no longer serving as Chairman.

2.
With a view toward revised future disclosure, please tell us the basis upon which you believe that diluting current security holders or raising capital prior to the annual meeting would “constitute a willful neglect of fiduciary duties.”

6  Employment Agreement by and between Forward Industries, Inc. and Robert Garrett, Jr., effective as of March 1, 2012 (incorporated by reference to Form 8-K, as filed with the Commission on April 6, 2012).

Response:  As described above, Mr. Wise believes that a prospective dilutive capital raise or other extraordinary action is reasonably likely based upon the Company's public disclosure regarding the Board's ability to unilaterally issue preferred stock to impede a change of control and the Company's history of past actions having the effect of entrenchment at the Board level. Mr. Wise believes that a decision to depart from the Company's existing strategy and undertake a dilutive issuance or other extraordinary transaction in response to Mr. Wise's nominations would serve no other purpose than to change the outcome of the Company's 2014 Annual Meeting and entrench the Company's current directors. Mr. Wise believes that such action would be wholly inconsistent with the Board's fiduciary duties, in particular the directors' duty of loyalty. In the opinion of Mr. Wise, any effort made by Mr. Johnson and his supporters on the Board to ensure their own entrenchment is a willful violation of their directorial duties.

*          *          *

  If you require any further information or have any questions please contact Michael Mies at +1 650 470 3130 or Michael.Mies@Skadden.com.

Very truly yours,

/s/ Michael Mies

Michael Mies
Skadden, Arps, Slate, Meagher & Flom LLP

7  See e.g., Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985); Blasius Industries, Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988).